SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                    Commission File No. 0-7462

(Check One):  X Form 10-K  Form 20-F  Form 11-K    Form 10-Q    Form   N-SAR

            For Period Ended: June 30, 1997
            (  )  Transition Report on Form 10-K
            (  )  Transition Report on Form 20-F
            (  )  Transition Report on Form 11-K
            (  )  Transition Report on Form 10-Q
            (  )  Transition Report on Form N-SAR
            For the Transition Period Ended:




Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:






                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:  CPT Holdings, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):
1430 Broadway, 13th Floor

City, State and Zip Code:
New York, New York 10018

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

(  )  (a)   The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(x) (b) The subject annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(  )  (c)   The  accountant's  statement  or other  exhibit  required  by Rule
12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

The registrant was unable to file Form 10-K for the fiscal year ended June 30, 1997 on or before September 29, 1997, as a result of technical difficulties experienced with the EDGAR conversion software. Management expects the filing to occur within the 15 calendar day extension timeframe.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      William L. Remley          (212)                382-1313
         (Name)                (Area Code)         (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such reports been filed? If the answer is no, identify report(s). Yes X No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes X No



      CPT Holdings Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                          CPT HOLDINGS, INC.



Dated:  September 29, 1997                By:  /s/ William L. Remley
                                             -----------------------
                                                William L. Remley
                                                President & Treasurer